UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Lancaster Colony Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

513847103

(CUSIP Number)

Mr.  James A. Mitarotonda

c/o Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

September 17, 2007

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [ ].

(Continued on following pages)

(Page 1 of 34 Pages)

CUSIP No. 513847103	Page 2 of 34 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	490,416
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	490,416
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
490,416

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.62%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 513847103	Page 3 of 34 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	490,416
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	490,416
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
490,416

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.62%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 513847103	Page 4 of 34 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	225,992
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	225,992
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
225,992

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.74%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 513847103	Page 5 of 34 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	225,992
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	225,992
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
225,992

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.74%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 513847103	Page 6 of 34 Pages

1)	NAME OF REPORTING PERSON

Benchmark Opportunitas Fund plc

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

7) SOLE VOTING POWER
NUMBER OF	36,166
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	36,166
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,166

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 513847103	Page 7 of 34 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	36,166
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	36,166
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,166

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14)	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 513847103	Page 8 of 34 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	825,446
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	825,446
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
825,446

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.72%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 513847103	Page 9 of 34 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	825,446
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	825,446
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
825,446

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.72%

14)	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 513847103	Page 10 of 34 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	1,578,020
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,578,020
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,578,020

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.20%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 513847103	Page 11 of 34 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,578,020
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,578,020
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,578,020

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.20%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 513847103	Page 12 of 34 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	1,578,020
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,578,020
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,578,020

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.20%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 513847103	Page 13 of 34 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	6,300
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	6,300
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,300

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 513847103	Page 14 of 34 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	6,300
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	6,300
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,300

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 513847103	Page 15 of 34 Pages

1)	NAME OF REPORTING PERSON

Ronald Gross

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	6,300
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	6,300
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,300

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 513847103	Page 16 of 34 Pages

1)	NAME OF REPORTING PERSON

D.B. Zwirn Special Opportunities Fund, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	34,592
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	34,592
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,592

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.11%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 513847103	Page 17 of 34 Pages

1)	NAME OF REPORTING PERSON

D.B. Zwirn Special Opportunities Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	67,501
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	67,501
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,501

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.22%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 513847103	Page 18 of 34 Pages

1)	NAME OF REPORTING PERSON

HCM/Z Special Opportunities LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	7,908
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	7,908
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,908

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 513847103	Page 19 of 34 Pages

1)	NAME OF REPORTING PERSON

D.B. Zwirn & Co., L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	110,001
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	110,001
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,001

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.36%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 513847103	Page 20 of 34 Pages

1)	NAME OF REPORTING PERSON

DBZ GP, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	110,001
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	110,001
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,001

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.36%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 513847103	Page 21 of 34 Pages

1)	NAME OF REPORTING PERSON

Zwirn Holdings, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	110,001
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	110,001
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,001

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.36%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 513847103	Page 22 of 34 Pages

1)	NAME OF REPORTING PERSON

Daniel B. Zwirn

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	110,001
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	110,001
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,001

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.36%

14)	TYPE OF REPORTING PERSON
IN

Page 23 of 34 Pages

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, as amended by that certain Amendment No. 1 filed with the SEC on June 18, 2007, that certain Amendment No. 2 filed with the SEC on June 25, 2007 and that certain Amendment No. 3 filed with the SEC on July 23, 2007 (collectively, the “Statement”) by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, no par value per share (the "Common Stock"), of Lancaster Colony Corporation, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 37 West Broad Street, Columbus, Ohio 43215.

Item 2.	Identity and Background.

The second paragraph of Item 2 (a) – (c) of the Statement is hereby amended and restated as follows:

As of September 14, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 1,694,321 shares of Common Stock, representing approximately 5.58% of the shares of Common Stock presently outstanding.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, Barington Companies Equity Partners, L.P., Barington Investments, L.P., Benchmark Opportunitas Fund plc, Barington Companies Offshore Fund, Ltd. and RJG Capital Partners, L.P. purchased an aggregate of 48,077 shares of Common Stock. All purchases of Common Stock by the Reporting Entities were made in open market transactions except for 20,000 shares purchased by Barington Companies Offshore Fund, Ltd. from Benchmark Opportunitas Fund plc in a private transaction, details of which are described in the attached Schedule. All purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases (excluding commissions and other execution-related costs) was approximately $385,968.00 by Barington Companies Equity Partners, L.P., $111,180.00 by Barington Investments, L.P., $506,158.61 by Benchmark Opportunitas Fund plc, $858,772.00 by Barington Companies Offshore Fund, Ltd. and $78,148.60 by RJG Capital Partners, L.P.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On September 17, 2007, James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., sent a letter to John B. Gerlach, Jr., the Company’s Chairman of the Board, Chief Executive Officer and President. The letter states that as a result of the past performance of the Board, including with respect to the matters detailed in the letter, the Reporting Entities lack confidence in the Board’s ability to improve shareholder value and faithfully uphold the interests of the Company’s public shareholders. Barington therefore intends to nominate alternative candidates for election to the Board at the Company’s 2007 Annual Meeting of Shareholders. A copy of the letter is attached as Exhibit 99.4 hereto and incorporated herein by reference.

Page 24 of 34 Pages

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

(a)           As of September 14, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 490,416 shares of Common Stock, representing approximately 1.62% of the shares of Common Stock presently outstanding based upon the 30,361,000 shares of Common Stock reported by the Company to be issued and outstanding as of August 20, 2007 in its Form 10-K/A filed with the SEC on August 31, 2007 (the “Issued and Outstanding Shares”).

As of September 14, 2007, Barington Investments, L.P. beneficially owns 225,992 shares of Common Stock, representing approximately 0.74% of the Issued and Outstanding Shares. As of September 14, 2007, Benchmark Opportunitas Fund plc beneficially owns 36,166 shares of Common Stock, representing approximately 0.12% of the Issued and Outstanding Shares. As of September 14, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns 825,446 shares of Common Stock, representing approximately 2.72% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 490,416 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 1.62% of the Issued and Outstanding Shares. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 225,992 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 0.74% of the Issued and Outstanding Shares. As the investment advisor to Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC may be deemed to beneficially own the 36,166 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing approximately 0.12% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 825,446 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 2.72% of the Issued and Outstanding Shares. As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 490,416 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 225,992 shares of Common Stock beneficially owned by Barington Investments, L.P., the 36,166 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 825,446 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,578,020 shares, representing approximately 5.20% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 490,416 shares of Common Stock beneficially owned by Barington

Page 25 of 34 Pages

Companies Equity Partners, L.P., the 225,992 shares of Common Stock beneficially owned by Barington Investments, L.P., the 36,166 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 825,446 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,578,020 shares of Common Stock, representing approximately 5.20% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 490,416 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 225,992 shares of Common Stock beneficially owned by Barington Investments, L.P., the 36,166 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 825,446 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,578,020 shares of Common Stock, representing approximately 5.20% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 490,416 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 225,992 shares of Common Stock beneficially owned by Barington Investments, L.P., the 36,166 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 825,446 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of September 14, 2007, RJG Capital Partners, L.P. beneficially owns 6,300 shares of Common Stock, representing approximately 0.02% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 6,300 shares beneficially owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Ronald J. Gross may be deemed to beneficially own the 6,300 shares beneficially owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 6,300 shares beneficially owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of September 14, 2007, D.B. Zwirn Special Opportunities Fund, L.P. beneficially owns 34,592 shares of Common Stock, representing approximately 0.11% of the Issued and Outstanding Shares. As of September 14, 2007, D.B. Zwirn Special Opportunities Fund, Ltd. beneficially owns 67,501 shares of Common Stock, representing approximately 0.22% of the Issued and Outstanding Shares. As of September 14, 2007, HCM/Z Special Opportunities LLC beneficially owns 7,908 shares of Common Stock, representing approximately 0.03% of the Issued and Outstanding Shares.

As the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P. may be deemed to beneficially own the 34,592 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 67,501 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 7,908 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 110,001 shares, representing approximately 0.36% of the Issued and Outstanding Shares. As general partner of D.B. Zwirn & Co., L.P., DBZ GP, LLC may be deemed to beneficially own the 34,592 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 67,501 shares of

Page 26 of 34 Pages

Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 7,908 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 110,001 shares, representing approximately 0.36% of the Issued and Outstanding Shares. As the managing member of DBZ GP, LLC, Zwirn Holdings, LLC may be deemed to beneficially own the 34,592 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 67,501 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 7,908 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 110,001 shares, representing approximately 0.36% of the Issued and Outstanding Shares. As the managing member of Zwirn Holdings, LLC, Daniel B. Zwirn may be deemed to beneficially own the 34,592 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 67,501 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 7,908 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 110,001 shares, representing approximately 0.36% of the Issued and Outstanding Shares. Mr. Zwirn has sole voting and dispositive power with respect to the 34,592 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 67,501 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 7,908 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC. Mr. Zwirn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b)         Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a).

Each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)  Information concerning all transactions in shares of Common Stock effected by the Reporting Persons since the filing of the Statement are described in the Schedule attached hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description	Page

99.4

Letter, dated September 17, 2007, from James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., to John B. Gerlach, Jr., the Chairman of the Board, Chief Executive Officer and President of the Company.

32 to 34

Page 27 of 34 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 17, 2007

BARINGTON COMPANIES EQUITY
PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES ADVISORS, LLC.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BENCHMARK OPPORTUNITAS FUND PLC
By: Barington Offshore Advisors, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

Page 28 of 34 Pages

BARINGTON OFFSHORE ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

RJG CAPITAL PARTNERS, L.P.
By: RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

Page 29 of 34 Pages

RJG CAPITAL MANAGEMENT, LLC

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

/s/ Ronald J. Gross
Ronald J. Gross

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.
By: D.B. Zwirn Partners, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, LTD.
By: D.B. Zwirn & Co., L.P., its manager
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

HCM/Z SPECIAL OPPORTUNITIES LLC
By: D.B. Zwirn & Co., L.P., its manager
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

Page 30 of 34 Pages

D.B. ZWIRN & CO., L.P.
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

DBZ GP, LLC
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

ZWIRN HOLDINGS, LLC

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

/s/ Daniel B. Zwirn
Daniel B. Zwirn

Page 31 of 34 Pages

SCHEDULE

This schedule sets forth information with respect to each purchase or sale of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions, except for the transaction described in the footnote below, were effectuated in open market transactions through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
7/24/2007	9,460	$40.8000	$385,968.00

Shares purchased by Barington Investments, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
7/24/2007	2,725	$40.8000	$111,180.00

Shares purchased and sold by Benchmark Opportunitas Fund plc

Date	Number of Shares	Price Per Share	Cost (*)
7/24/2007	5,000	$40.8000	$204,000.00
8/14/2007	7,559	$39.3640	$297,552.48
8/15/2007	118	$39.0350	$4,606.13
9/4/2007(**)	(20,000)	$40.4600	$(809,200.00)

Shares purchased by Barington Companies Offshore Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost (*)
7/24/2007	1,215	$40.8000	$49,572.00
9/4/2007(**)	20,000	$40.4600	$809,200.00

Shares purchased by RJG Capital Partners, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
7/26/2007	1,000	$39.4396	$39,439.60
7/27/2007	500	$38.7000	$19,350.00
8/3/2007	500	$38.7180	$19,359.00

(*)	Excludes commissions and other execution related costs

(**)	Private transaction between Benchmark Opportunitas Fund plc and Barington Companies Offshore Fund, Ltd.